UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 1, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 04/Oct to 08/Oct

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM resolution No. 44/21 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Leonardo Capdeville – CTIO

Event: MIT Sloan Review.

Date and time: October 05th, 2021, at 07:00 PM (BRT).

Link: https://www.youtube.com/user/accenturebrasil

Topics to be discussed: 5G Opportunities for the Connected Industry.

Alexandre de Oliveira Dal Forno – Head of Corporate Marketing & IoT

Event: TEC Agro 2021

Date and time: October 06th, 2021, at 09:30 AM (BRT)

Link: www.eventotecagro.com.br

Topics to be discussed: Benefits of 4G connectivity in the countryside.

Rogério Pahoor – Core Network Executive Manager

Event: Painel Telebrasil

Date and time: October 06th, 2021, at 11:45 AM (BRT)

Link: https://paineltelebrasil.org.br/programacao-cursos/#

Topics to be discussed: 5G - What evolutions and revolutions are expected with the new generation of mobile networks.

Rio de Janeiro, October 1st, 2021.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 1, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer